CUSIP NO. 22662K 20 7	Page 1 of 18 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

Crimson Exploration Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

22662K 20

(CUSIP Number)

Todd E. Molz
Managing Director and General Counsel
Oaktree Capital Group Holdings GP, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2007

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [  ] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 18 Pages

CUSIP NO. 22662K 20 7	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM GW Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,331,965 shares

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER: 7,331,965 shares

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,331,965 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.17% (1) (2) (3)

14	TYPE OF REPORTING PERSON* OO

(1) Based upon 4,815,280 shares of Common Stock outstanding, in addition to 5,343,479 shares of Common Stock which may be received upon conversion of securities beneficially owned (or which may be deemed beneficially owned) by the reporting person (See Item 5).

(2) Excluding parties to the Omnibus and Release Agreement, the Second Series G Subscription Agreement (as previously defined) and other agreements previously described.

(3) Excluding dividends accrued or paid on the Issuer’s Series G Preferred Stock and Series H Preferred Stock, respectively, after the date hereof.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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Page 2 of 18 Pages

CUSIP NO. 22662K 20 7	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,331,965 shares *

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER: 7,331,965 shares*

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,331,965 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.17%

14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the managing member of OCM GW Holdings, LLC.

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Page 3 of 18 Pages

CUSIP NO. 22662K 20 7	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund III GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,331,965 shares *

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER: 7,331,965 shares *

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,331,965 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.17%

14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the general partner of OCM Principal Opportunities Fund III, L.P.

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Page 4 of 18 Pages

CUSIP NO. 22662K 20 7	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,331,965 shares *

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER: 7,331,965 shares *

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,331,965 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.17%

14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the managing member of OCM Principal Opportunities Fund III GP, LLC.

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Page 5 of 18 Pages

CUSIP NO. 22662K 20 7	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,331,965 shares *

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER: 7,331,965 shares *

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,331,965 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.17%

14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

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Page 6 of 18 Pages

CUSIP NO. 22662K 20 7	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,331,965 shares *

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER: 7,331,965 shares *

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,331,965 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.17%

14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

Continued on following page(s)
Page 7 of 18 Pages

CUSIP NO. 22662K 20 7	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,331,965 shares *

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER: 7,331,965 shares *

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,331,965 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.17%

14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC.

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Page 8 of 18 Pages

CUSIP NO. 22662K 20 7	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,331,965 shares *

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER: 7,331,965 shares *

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,331,965 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.17%

14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC.

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Page 9 of 18 Pages

CUSIP NO. 22662K 20 7	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,331,965 shares *

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER: 7,331,965 shares *

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,331,965 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.17%

14	TYPE OF REPORTING PERSON PN

* Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC.

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Page 10 of 18 Pages

CUSIP NO. 22662K 20 7	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,331,965 shares *

	8	SHARED VOTING POWER:

	9	SOLE DISPOSITIVE POWER: 7,331,965 shares *

	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,331,965 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.17%

14	TYPE OF REPORTING PERSON OO

* Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

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Page 11 of 18 Pages

CUSIP NO. 22662K 20 7	Page 12 of 18 Pages

          This Schedule 13D is being filed by the Reporting Persons and amends and supplements Items 3, 4, 5 and 6 to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on or about August 6, 2007 (the “13D”) by the Reporting Persons. Items 1 and 2 remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the 13D.

Item 3. Source and Amount of Funds or Other Consideration

          See Item 4 for a description of the Purchase Agreement and the purchase by OCM GW of the Issuer’s securities from EXCO Resources, Inc. (“EXCO”). The $5,227,500.00 purchase price paid by OCM GW for EXCO’s securities was obtained from contributions from the Oaktree Fund and an affiliated fund.

Item 4. Purpose of Transaction

          (a)       The shares of the Issuer’s Common Stock described herein were acquired for investment purposes. Pursuant to a Purchase Agreement dated August 15, 2007 (the “Purchase Agreement”), between OCM GW and EXCO, OCM GW purchased 750,000 shares of the Common Stock from EXCO for a purchase price of $5,227,500.00.

          The description contained in this Item 4 of the transactions contemplated by the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, which is incorporated herein by reference and filed as Exhibit 99(a) hereto.

          (b)-(j) Not applicable

          The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by OCM GW, the Oaktree Fund or by other affiliated investment funds and accounts or whether OCM GW, the Oaktree Fund or any such other affiliated investment funds and accounts will dispose of shares of the Issuer’s Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a) and (b)

          The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

          OCM GW directly holds the Issuer’s Common Stock (or, as discussed below, shares of the Issuer’s preferred stock convertible into shares of the Common Stock) and has sole power to vote and dispose of the Issuer’s Common Stock (or, as discussed below, shares of the Issuer’s preferred stock convertible into shares of the Common Stock). OCM GW owns 1,988,486 shares of Common Stock, and has the right to acquire an additional (1) 5,057,764 shares of Common Stock pursuant to conversion of the Series G Preferred Stock, par

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Page 12 of 18 Pages

CUSIP NO. 22662K 20 7	Page 13 of 18 Pages

value $0.01 per share, of the Company (the “Series G Preferred Stock”), which votes on an as-converted basis with the Common Stock, and (2) 285,715 shares of Common Stock pursuant to conversion of the Series H Preferred Stock, par value $0.01 per share, of the Company (the “Series H Preferred Stock”), which votes on an as-converted basis with the Common Stock.

          As previously disclosed, as dividends accrue on the Series G Preferred Stock and are paid on the Series H Preferred Stock, OCM GW’s beneficial ownership of Common Stock will increase, as accrued dividends on the Series G Preferred Stock are convertible into Common Stock by and the Series H Preferred Stock pays quarterly dividends of Common Stock to the holders thereof.

          With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth in Item 5 of the 13D.

          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than OCM GW, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than OCM GW.

          To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

          Except as set forth herein, Item 5 of the 13D ((a) and (b)), to the knowledge of the Reporting Persons, remains unchanged.

          (c)       Except as set forth herein to the knowledge of the Reporting Persons, with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of the Common Stock since the filing of the 13D.

          (d)       Not applicable.

          (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

          See Item 4 with respect to the Purchase Agreement. A copy of the Purchase Agreement is attached hereto as Exhibit 99(a). OCM GW, as a result of the acquisition of the shares of Common Stock from EXCO, succeeded to the rights and obligations of EXCO under a Registration Rights Agreement, dated as of May 8, 2007, between the Issuer and EXCO (the “Registration Rights Agreement”). The Registration Rights Agreement provides EXCO and its permitted transferees a limited demand registration right that would require the Company to file one resale registration statement on Form S-3 (or other appropriate form on which the Company is eligible to use) at any time after May 7, 2008 but in no event later than the one year anniversary thereof, in addition to piggyback registration rights, subject to certain limitations. Under the Registration Rights Agreement, the Company is also

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Page 13 of 18 Pages

CUSIP NO. 22662K 20 7	Page 14 of 18 Pages

required to use its best efforts to enable EXCO and its permitted transferees to sell Registrable Securities without registration under the 1933 Act within the limits of Rule 144. The Registration Rights Agreement contains customary registration procedures and indemnification and contribution provisions, and provides for underwriters’ cutbacks and lockups in the event of underwritten offerings. OCM’s rights under the Registration Rights Agreement are in addition to the registration rights set forth in the Shareholders Rights Agreement previously described in the 13D. The description contained in this Item 6 of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated herein by reference and filed as Exhibit 99(b) hereto.

          Except as described above and herein in this Schedule 13D (including the 13D), there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by OCM GW.

Item 7. Material to be filed as Exhibits

99(a)	Purchase Agreement for the Common Stock, dated August 15, 2007, between EXCO and OCM GW

99(b)	Registration Rights Agreement, dated as of May 8, 2007, between the Company and EXCO (incorporated by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 15, 2007)

99(c)	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

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CUSIP NO. 22662K 20 7	Page 15 of 18 Pages

SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of August 20, 2007

OCM GW HOLDINGS, LLC

By: OCM Principal Opportunities Fund III, L.P.
Its: Managing Member

By: OCM Principal Opportunities Fund III GP, LLC
Its: General Partner

By: Oaktree Fund GP I, L.P.
Its: Managing Member

By:	/s/ Todd Molz

Name:	Todd Molz
Title:	Authorized Signatory

By:	/s/ Adam Pierce

Name:	Adam Pierce
Title:	Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

By: OCM Principal Opportunities Fund III GP, LLC
Its: General Partner

By: Oaktree Fund GP I, L.P.
Its: Managing Member

By:	/s/ Todd Molz

Name:	Todd Molz
Title:	Authorized Signatory

By:	/s/ Adam Pierce

Name:	Adam Pierce
Title:	Authorized Signatory

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Page 15 of 18 Pages

CUSIP NO. 22662K 20 7	Page 16 of 18 Pages

OCM PRINCIPAL OPPORTUNITIES FUND III, GP, LLC

By: Oaktree Fund GP I, L.P.
Its: Managing Member

By:	/s/ Todd Molz

Name:	Todd Molz
Title:	Authorized Signatory

By:	/s/ Adam Pierce

Name:	Adam Pierce
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Todd Molz

Name:	Todd Molz
Title:	Authorized Signatory

By:	/s/ Adam Pierce

Name:	Adam Pierce
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By: OCM Holdings I, LLC
Its: General Partner

By:	/s/ Todd Molz

Name:	Todd Molz
Title:	Vice President and Secretary

By:	/s/ Richard Ting

Name:	Richard Ting
Title:	Vice President and Assistant Secretary

OCM HOLDINGS I, LLC

By:	/s/ Todd Molz

Name:	Todd Molz
Title:	Vice President and Secretary

By:	/s/ Richard Ting

Name:	Richard Ting
Title:	Vice President and Assistant Secretary

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Page 16 of 18 Pages

CUSIP NO. 22662K 20 7	Page 17 of 18 Pages

OAKTREE HOLDINGS, LLC

By: Oaktree Capital Group, LLC
Its: Managing Member

By:	/s/ Todd Molz

Name:	Todd Molz
Title:	Senior Vice President and Secretary

By:	/s/ Richard Ting

Name:	Richard Ting
Title:	Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Todd Molz

Name:	Todd Molz
Title:	Senior Vice President and Secretary

By:	/s/ Richard Ting

Name:	Richard Ting
Title:	Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By: Oaktree Capital Group Holdings GP, LLC
Its: General Partner

By:	/s/ Todd Molz

Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Richard Ting

Name:	Richard Ting
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Todd Molz

Name:	Todd Molz
Title:	Managing Director and General Counsel

By:	/s/ Richard Ting

Name:	Richard Ting
Title:	Senior Vice President

Continued on following page(s)
Page 17 of 18 Pages

CUSIP NO. 22662K 20 7	Page 18 of 18 Pages

Exhibit Index

Name of Exhibit

99(a)	Purchase Agreement for the Common Stock, dated August 15, 2007, between EXCO and OCM GW

99(b)	Registration Rights Agreement, dated as of May 8, 2007, between the Company and EXCO (incorporated by reference to exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 15, 2007)

99(c)	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

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